UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 000-31643

TRANSATLANTIC PETROLEUM CORP.

(Translation of Registrant’s Name into English)

Suite 1840, 444 – 5th Ave., SW, Calgary, Alberta T2P 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    ☐            No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant

to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TransAtlantic Petroleum Corp.

Announces Change in Trading Currency

FOR IMMEDIATE RELEASE

Calgary, Alberta (December 21, 2007) – TransAtlantic Petroleum Corp. (TSX:TNP.U) announces that effective at market opening on January 2, 2008, trading in the common shares of TransAtlantic Petroleum Corp. will commence solely in Canadian dollars under the new stock symbol TNP. Trading in the Company’s common shares will not continue in U.S. dollars. There will be no change to the Company’s CUSIP number.

TransAtlantic Petroleum Corp. is engaged in the exploration, development and production of crude oil and natural gas in Morocco, Romania and Turkey. Common shares of TransAtlantic are listed on the Toronto Stock Exchange.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

TransAtlantic Petroleum Contacts:

Scott C. Larsen, President – (214) 220-4323

Internet: http://www.tapcor.com

This news release contains expectations, plans, goals, objectives, assumptions, information or statements about future events or conditions that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the tax laws and regulations, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability of drilling and other well services, volatility of oil and gas prices, fluctuations in currency and interest rates, the ability to access external sources of debt and equity capital, imprecision in estimating the timing and costs of drilling and development, the ability to secure adequate product transportation, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSATLANTIC PETROLEUM CORP.

Date: January 11, 2008	By:	/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Vice President and Secretary